UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
Windtree Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

97382D204
(CUSIP Number)

James Huang KPCB China Unit 27 Xin Kang Garden 1273 Huai Hai Zhong Road Shanghai, 200031 China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to: Christopher D. Comeau, Esq. Tara M. Fisher, Esq. Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, MA 02199-3600 (617) 951-7000
December 21, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97382D204

1.	NAME OF REPORTING PERSON. Ivy Blue Holdings Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	4,336,790
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	4,336,790
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,336,790(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		13.5% (1)
14.	TYPE OF REPORTING PERSON CO

(2) Based on 32,069,153 shares of Common Stock outstanding as of December 21, 2018, after the completion of the Merger and a concurrent private placement financing.

CUSIP No. 97382D204

1.	NAME OF REPORTING PERSON. KPCB China Fund II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	4,336,790(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	4,336,790(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,336,790(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		13.5 (2)
14.	TYPE OF REPORTING PERSON PN

(1) Represents shares directly held by Ivy Blue Holdings Limited. KPCB China Fund II, L.P. is the 100% owner of Ivy Blue Holdings Limited.

(2) Based on 32,069,153 shares of Common Stock outstanding as of December 21, 2018, after the completion of the Merger and a concurrent private placement financing.

CUSIP No. 97382D204

1.	NAME OF REPORTING PERSON. KPCB China Associates II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	4,336,790(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	4,336,790(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,336,790(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		13.5 (2)
14.	TYPE OF REPORTING PERSON PN

(1) Represents shares directly held by Ivy Blue Holdings Limited. KPCB China Associates II, L.P. is the general partner of KPCB China Fund II, L.P. KPCB China Fund II, L.P. is the 100% owner of Ivy Blue Holdings Limited.

(2) Based on 32,069,153 shares of Common Stock outstanding as of December 21, 2018, after the completion of the Merger and a concurrent private placement financing.

CUSIP No. 97382D204

1.	NAME OF REPORTING PERSON. KPCB China Holdings II, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	4,336,790(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	4,336,790(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,336,790(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		13.5% (2)
14.	TYPE OF REPORTING PERSON CO

(1) Represents shares directly held by Ivy Blue Holdings Limited. KPCB China Holdings II, Ltd. is the general partner of KPCB China Associates II, L.P. KPCB China Associates II, L.P. is the general partner of KPCB China Fund II, L.P. KPCB China Fund II, L.P. is the 100% owner of Ivy Blue Holdings Limited.

(2) Based on 32,069,153 shares of Common Stock outstanding as of December 21, 2018, after the completion of the Merger and a concurrent private placement financing.

CUSIP No. 97382D204

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Windtree Therapeutics, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2600 Kelly Road, Suite 100, Warrington, PA 18976.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Ivy Blue Holdings Limited, a Cayman Islands exempted limited company, (ii) KPCB China Fund II, L.P., a Cayman Islands exempted limited partnership, (iii) KPCB China Associates II, L.P., a Cayman Islands exempted limited partnership, and (iv) KPCB China Holdings II, Ltd., a Cayman Islands exempted limited company (each, a “Reporting Person” and together, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement among the Reporting Persons to file as a group (the “Joint Filing Agreement”) is filed herewith as Exhibit A.

(b)-(c) The principal business of each of the Reporting Persons is to make investments in private and public companies.

Brook Byers, Wen Hsieh, James Huang and Theodore Schlein are directors of KPCB China Holdings II, Ltd. The principal business address of each of the entities and individuals named in this Item 2 is c/o KPCB China, Unit 27 Xin Kang Garden, 1273 Huai Hai Zhong Road, Shanghai, 200031 China.

(d)–(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ivy Blue Holdings Limited, KPCB China Fund II, L.P., KPCB China Associates II, L.P. and KPCB China Holdings II, Ltd. are organized under the laws of the Cayman Islands. Brook Byers, Wen Hsieh and Theodore Schlein are citizens of the United States. James Huang is a citizen of the Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

On December 21, 2018, the Issuer and WT Acquisition Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Issuer (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CVie Investments Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“CVie”), pursuant to which Merger Sub merged with and into CVie (the “Merger”), with CVie surviving the Merger as a wholly-owned subsidiary of the Issuer. Under the terms of the Merger Agreement, the Issuer issued shares Common Stock to CVie’s former shareholders, including Ivy Blue Holdings Limited, at an exchange ratio of 0.3512 of a share of Common Stock for each share of CVie outstanding prior to the Merger, resulting in the issuance of 16,265,060 shares of Common Stock being issued in exchange for the shares of CVie. The Merger Agreement is Exhibit B to this statement, and is incorporated herein by reference to Exhibit 10.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2018, and any description thereof is qualified in its entirety by reference thereto. Ivy Blue Holdings Limited received 4,336,790 shares of Common Stock in exchange for its holdings in CVie.

CUSIP No. 97382D204

Item 4. Purpose of Transaction.

Ivy Blue Holdings Limited participated in the Merger as a former shareholder of CVie.

On December 21, 2018, the Issuer’s Board of Directors appointed James Huang as the Chairman of the Board of Directors. Pursuant to the terms of the Merger Agreement, the parties agreed that within 30 days of closing, the Board of Directors of Issuer will be expanded to 7 members, with the additional director to be nominated by James Huang, on behalf of the stockholders of CVie at the time of the closing.

Except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above. The Reporting Persons may change their present intentions at any time and therefore reserve the right to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment. The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer that they hold, as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer. In addition, the Reporting Persons and their representatives and advisers may, from time to time, engage in discussions with the Issuer’s Board of Directors, management, other shareholders, industry participants and/or other interested parties concerning the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) The information requested by this paragraph is incorporated herein by reference to the cover pages to this Schedule 13D.

(b) The information requested by this paragraph is incorporated herein by reference to the cover pages to this Schedule 13D.

(c) Except as described in this statement, the Reporting Persons have not effected any other transactions in the securities of the Issuer during the past 60 days.

CUSIP No. 97382D204

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms of the Merger Agreement, the Company agreed to file a resale registration statement with the Securities and Exchange Commission to register for subsequent resale the shares of Common Stock issued to the former CVie shareholders in connection with the Merger.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Exhibit B – Merger Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2018)

CUSIP No. 97382D204

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2018

IVY BLUE HOLDINGS LIMITED

By: /s/ James Huang

Name: James Huang

Title: Director

KPCB CHINA FUND II, L.P.

By: KPCB China Associates II, L.P., its general partner

By: KPCB China Holdings II, Ltd., its general partner

By: /s/ Susan Biglieri

Name: Susan Biglieri

Title: Authorized Signatory

KPCB CHINA ASSOCIATES II, L.P.

By: KPCB China Holdings II, Ltd., its general partner

By: /s/ Susan Biglieri

Name: Susan Biglieri

Title: Authorized Signatory

KPCB CHINA HOLDINGS II, LTD.

By: /s/ Susan Biglieri

Name: Susan Biglieri

Title: Authorized Signatory

CUSIP No. 97382D204

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D, and any amendments thereto, to which this Agreement is annexed as Exhibit A is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: December 31, 2018

IVY BLUE HOLDINGS LIMITED

By: /s/ James Huang

Name: James Huang

Title: Director

KPCB CHINA FUND II, L.P.

By: KPCB China Associates II, L.P., its general partner

By: KPCB China Holdings II, Ltd., its general partner

By: /s/ Susan Biglieri

Name: Susan Biglieri

Title: Authorized Signatory

KPCB CHINA ASSOCIATES II, L.P.

By: KPCB China Holdings II, Ltd., its general partner

By: /s/ Susan Biglieri

Name: Susan Biglieri

Title: Authorized Signatory

KPCB CHINA HOLDINGS II, LTD.

By: /s/ Susan Biglieri

Name: Susan Biglieri

Title: Authorized Signatory